[KENDLE LETTERHEAD]

June 28, 2007

Via EDGAR

Mr. Jim B. Rosenberg
Mr. Don Abbott
Mr. Frank Wyman
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re: Kendle International Inc. Form 10-K for Year Ended December 31, 2006 Filed on March 16, 2007 File No.000-23019

Gentlemen:

We have received and reviewed your letter dated June 15, 2007 (the “Comment Letter”) related to the above-referenced filing of Kendle International Inc. (“Kendle” or the “Company”) and the Company’s responses to the comments in your letter dated April 10, 2007.  The responses to each of the items noted in the Comment Letter are detailed below and are keyed to the numerical order of your comments.

Form 10-K for the fiscal year ended December 31, 2006

General

1.	Please file on EDGAR your letter dated June 5, 2007 that was sent to us by e-mail.

Response:

The Company’s letter dated June 5, 2007 has been furnished on the same date as this response via EDGAR under the CORRESP label.

          June 28, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 20

2.
Please refer to prior comments three and four.  We continue to believe that your disclosure should provide investors with a fuller understanding of accounting estimates included in your accounting for net service revenues and direct costs, the related variability that you have experienced and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.  Please provide the following information in disclosure-type format.

•
You state that “the Company believes that total costs constitute the most appropriate indicator of the performance of fixed price contracts because the costs relate primarily to the amount of labor hours incurred to perform the contract.”  Based on this response, it appears that you are using the proportional performance method and not the percentage of completion method contemplated under SOP 81-1.  If true, revise your description of the accounting method used for your fixed price contracts.  Also, revise your disclosure to state that the input measure of cost is a reasonable substitute for an output measure under the proportional performance model.

•
You state that “historically contract amendments represent 15% to 20% of annual sales.”  Provide a more specific description of your contract amendment process, including frequency and processing time frames.

•	Quantify the amount of backlog in amendment processing at December 31, 2006.

•
The magnitude of contract amendments relating to “services that the Company has already performed” is unclear.  Quantify the revenue impact of contract amendments on services “already performed” for each period presented.

•	Provide a quantification of the components of direct costs and explain material changes in these components for each period presented.

•
Describe your accounting for direct costs associated with contract amendments and if material quantify the amount of direct costs that were deferred at December 31, 2006.  If you believe the amount of deferred direct costs are not material, please tell us this amount on a supplemental basis.

        June 28, 2007

•
Your response that you do not plan to use the “reasonably possible standard in future filings unless circumstances indicate otherwise” does not adequately address our concern.  Provide a discussion and quantification of the expected “reasonably likely” impact of changes in estimated contract value and estimated total costs on your future revenues and income from operations.  If you believe the “reasonably likely” impact of changes in estimated contract value and estimated total costs will not be material, please state that fact.

Response:

For your convenience, the order of responses corresponds to the order of your comments set forth above. In addition, for further convenience and clarity, we incorporated proposed disclosure into the relevant sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and attached these sections of the MD&A as Appendix A to this letter. The Company proposes the disclosure set forth in Appendix A for its future filings.

Percentage of Completion Method (1st Bullet Point under Comment Number 2)

In response to the above-referenced comment, the Company proposes the following disclosure, which also has been incorporated into Appendix A:

The majority of the Company’s net service revenues are based on fixed-price contracts calculated on a proportional performance basis (also referred to herein as “percentage-of-completion”) based upon assumptions regarding the estimated total costs for each contract. Additionally, work is performed under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rate for each contract.  The Company also recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price.  Finally, at one of the Company’s Early Stage subsidiaries, the contracts are of a short-term nature and revenue is recognized under the completed contract method of accounting.

The Company believes that total costs constitute the most appropriate indicator of the performance of fixed price contracts because the costs relate primarily to the amount of labor hours incurred to perform the contract.  The customer receives the benefit of the work performed throughout the contract term and is obligated to pay for services once performed. Accordingly, the Company believes that an input measure of cost is a reasonable surrogate for an output measure under the proportional performance model and is consistent with the revenue recognition concepts of SAB 101.

        June 28, 2007

Contract Amendments (2nd– 4th Bullet Points under Comment Number 2)

   In response to the above-referenced comments, the Company is providing information on a supplemental basis and proposing additional disclosure.  The Company notes on a supplemental basis that the amount of contract amendment backlog representing work already performed historically has been less than 5% of total contract amendment backlog.  In further response to the above-referenced comments, the Company proposes the following disclosure, which also has been incorporated into Appendix A in the MD & A sections identified below:

Company Overview Section of MD&A

Service contracts usually are long-term arrangements that require Company performance over several years.  A contract usually requires a portion of the contract fee to be paid at the time of contract execution, and the balance is received in installments over the contract’s duration.  Other methods for receiving payment include units achieved and time and materials.  During performance of the services, any of the following events may occur and impact the contract price:

•	The customer may request a change in the assumptions;

•	The customer may increase or decrease the scope of services, which requires a change to the service assumptions; and

•	The Company may discover that, for a particular contract, the assumptions are incorrect or insufficient to permit completion of the contract.

In each of the foregoing situations, the Company enters into negotiations for a contract amendment to reflect the change in scope or assumptions and the related price.  Depending on the complexity of the amendment, the amendment process can take from a few weeks for a simple adjustment, such as a timeline extension, to several months for a complex amendment, such as a change in patient enrollment strategy.  Under the Company’s policy, project teams are not authorized to engage in tasks outside the scope of the contract without prior management approval.  In some situations, management may authorize the project team to commence work on activities outside the contract scope while the Company and its customer negotiate and finalize the contract amendment.

        June 28, 2007

Contract amendments are commonplace within the industry and occur on the majority of the Company’s contracts.  At any point in time, the Company will be in the process of discussing numerous proposed amendments, the scope and value of which can change significantly between time of proposal and final agreement.  The total value of these amendments primarily represents future work and revenues.

Critical Accounting Policies and Estimates Section (Revenue Recognition) of MD&A

A contract amendment, which results in revisions to revenues and cost estimates, is recognized in the percentage-of-completion  calculations beginning in the period in which the parties agree to the amendment. (See also Company Overview section of MD&A for a description of the contract amendment process.) Historically, the aggregate value of contract amendments signed in any year represents 15% to 20% of annual sales, and, like sales, represents future revenues. Although the majority of the Company’s contract amendments relate to future services, the Company and its customers may execute contract amendments for services that the Company already has performed.  In these circumstances, revenue from these services is recognized in the current period.  Historically, the impact of such amendments on results of operations has not been material.

Under the Company’s policy, project teams are not authorized to engage in tasks outside the scope of the contract without prior management approval.  In some situations, management may authorize the project team to commence work on activities outside the contract scope while the Company and its customer negotiate and finalize the contract amendment.  When work progresses on unsigned, unprocessed contract amendments, the Company reviews the direct costs incurred, and, where material defers such costs on the balance sheet. In addition, the impact of such costs on the estimates to complete is considered and, where material, the estimates are adjusted. Historically, neither the deferred costs nor the impact on estimates have been material.

Direct Costs (5th and 6th Bullet Points under Comment Number 2)

In response to the above-referenced comments, the Company is providing information on a supplemental basis and proposing additional disclosure.   The Company notes on a supplemental basis that the amount of direct costs related to unprocessed contract amendments and deferred (or considered for deferral) were $300,000 at December 31, 2006, which the Company does not consider to be material. The Company further notes on a supplemental basis that year-over-year fluctuations in direct costs are discussed in MD&A Results of Operations.  In further response to the above-referenced comments, the Company proposes the following disclosure, which also has been incorporated into Appendix A in the MD&A sections identified below:

        June 28, 2007

Critical Accounting Policies and Estimates Section (Revenue Recognition) of MD&A

Under the Company’s policy, project teams are not authorized to engage in tasks outside the scope of the contract without prior management approval.  In some situations, management may authorize the project team to commence work on activities outside the contract scope while the Company and its customer negotiate and finalize the contract amendment.  When work progresses on unsigned, unprocessed contract amendments, the Company reviews the direct costs incurred, and, where material defers such costs on the balance sheet. In addition, the impact of such costs on the estimates to complete is considered and, where material, the estimates are adjusted. Historically, neither the deferred costs nor the impact on estimates have been material.

Critical Accounting Policies and Estimates Section (Direct Costs) of MD&A

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocated portion of indirect costs, which primarily include facilities-related costs and information systems costs. Labor costs represent over 80% of total direct costs with the allocated portion of indirect costs representing less than 10% of total.  To determine the allocated portion of indirect costs, the Company calculates an allocation percentage based on the relationship between billable associate salaries and total salaries. The remaining indirect costs are allocated to SG&A.

Because the Company’s business is labor intensive, direct costs historically have increased with an increase in net service revenues.  The Company, however, has not experienced any material variations in the relationship between direct costs and net service revenues for the fiscal years ended 2004, 2005 and 2006. The following factors could cause direct costs to decrease as a percentage of net service revenues:

•	Higher utilization rates for billable employees; and
•	The ability to complete contracted work more efficiently than estimated by the Company.

        June 28, 2007

The following factors could cause direct costs to increase as a percentage of net service revenues:

•	The occurrence of cost overruns from increased time to complete contract performance;
•	Increased costs due to higher-paid employees or contractors performing contract services; and
•	Pricing pressure from increased competition.

The Company does not expect that the foregoing factors will have a material impact on the historical relationship between direct costs and net service revenues.

Estimates to Complete (7th Bullet Point Under Comment Number 2)

In response to the above-referenced comment, the Company proposes the additional disclosure for the “Revenue Recognition” discussion in its “Critical Accounting Policies and Estimates” section of the MD&A.  This proposed disclosure, which is set forth below, also has been incorporated into Appendix A:

Based on these contract reviews, the Company adjusts cost estimates. Adjustments to revenues resulting from changes in cost estimates are recorded on a cumulative basis in the period in which the revisions are made.  When estimates indicate a loss, such loss is provided in the current period in its entirety. While the Company routinely adjusts cost estimates on individual contracts, the Company’s estimates and assumptions historically have been accurate in all material respects in the aggregate. The Company expects the estimates and assumptions to remain accurate in all material respects in the aggregate in future periods.

*  *  *  *

        June 28, 2007

    We trust that the foregoing sufficiently addresses your comments. Kendle appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 345-1525.

Sincerely,

KENDLE INTERNATIONAL INC.

By: /s/ Karl Brenkert III
Karl Brenkert III
Senior Vice President and
Chief Financial Officer

cc:           F. Mark Reuter, Esq.
Jarrod B. Pontius, Esq.

June 28, 2007

APPENDIX A

COMPANY OVERVIEW SECTION

The Company primarily earns net service revenues through performance under Late Stage segment “full-service” contracts.  The Company also recognizes revenues through “limited-service” contracts, consulting contracts, and Early Stage segment contracts.

Late Stage Segment Contracts

The Company provides services to its customers primarily under “full-service” contracts that include a broad range of services in support of a customer’s clinical trial. These services typically include biometrics, clinical development services and regulatory affairs. The Company from time to time provides a select number of these services under “limited-service” contracts.  The Company usually competes for business awards in a competitive bidding process.  In the bidding process, the Company submits a bid that includes a price based upon hourly billing rates for billable employees multiplied by task hours the Company estimates will be necessary to achieve the service assumptions.  Upon receiving a business award, the Company and its customer negotiate a contract to memorialize these assumptions and the related price.

Service contracts usually are long-term arrangements that require Company performance over several years.  A contract usually requires a portion of the contract fee to be paid at the time of contract execution, and the balance is received in installments over the contract’s duration.  Other methods for receiving payment include units achieved and time and materials.  During performance of the services, any of the following events may occur and impact the contract price:

•	The customer may request a change in the assumptions;

•	The customer may increase or decrease the scope of services, which requires a change to the service assumptions; and

•	The Company may discover that, for a particular contract, the assumptions are incorrect or insufficient to permit completion of the contract.

In each of the foregoing situations, the Company enters into negotiations for a contract amendment to reflect the change in scope or assumptions and the related price.  Depending on the complexity of the amendment, the amendment process can take from a few weeks for a simple adjustment, such as a timeline extension, to several months for a complex amendment, such as a change in patient enrollment strategy.  Under the Company’s policy, project teams are not authorized to engage in tasks outside the scope of the contract without prior management approval.  In some situations, management may authorize the project team to commence work on activities outside the contract scope while the Company and its customer negotiate and finalize the contract amendment.

        June 28, 2007

    Contract amendments are commonplace within the industry and occur on the majority of the Company’s contracts.  At any point in time, the Company will be in the process of discussing numerous proposed amendments, the scope and value of which can change significantly between time of proposal and final agreement.  The total value of these amendments primarily represents future work and revenues.

In addition to full-service and limited-service arrangements described above, the Company provides consulting services to its customers under contracts that generally are shorter-term in nature than full-service contracts.  Net service revenues from these contracts represent less than 5% of the Company’s net service revenues.

In connection with providing services, the Company incurs pass-through costs, which include travel-related expenses for Company employees performing services and fees payable to third-party investigators or labs participating in, or supporting, the customer’s clinical trial.  The customer agrees to reimburse the Company on a dollar-for-dollar basis for the costs incurred by the Company in accordance with contractually specified parameters. The revenues and costs from these pass-through and third-party costs are reflected in the Company’s Consolidated Statements of Operations under the line items titled “Reimbursable Out-of-Pocket Revenues” and “Reimbursable Out-of-Pocket Costs”, respectively.

The customer may terminate the contract at any time with little or no advance notice to the Company.  Customers, in particular, may terminate a contract immediately for concerns related to the efficacy or safety of a particular drug.  Upon termination, the customer is required to pay the Company for the value of work completed up to termination as well as reimburse the Company for its out-of-pocket costs incurred in accordance with the contract.

Early Stage Segment Contracts

Early Stage segment business awards are subject to a competitive bidding process and, upon award, are memorialized in a contract that includes terms and conditions that are substantially similar to the Company’s contracts with its Late Stage segment customers.   Because these business awards require the Company to commit beds at its Early Stage facilities, the Company’s contracts generally require the customer to pay a cancellation fee if the customer cancels a project award. Net service revenues from these contracts generally represent less than 10% of the Company’s net service revenues.

        June 28, 2007

CRITICAL ACCOUNTING POLICIES AND ESTIMATES SECTION

Revenue Recognition

The majority of the Company’s net service revenues are based on fixed-price contracts calculated on a proportional performance basis (also referred to herein as “percentage-of-completion”) based upon assumptions regarding the estimated total costs for each contract. Additionally, work is performed under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rate for each contract.  The Company also recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price.  Finally, at one of the Company’s Early Stage subsidiaries, the contracts are of a short-term nature and revenue is recognized under the completed contract method of accounting.

With respect to fixed price contracts, a percentage of completion  is multiplied by the contract value to determine the amount of revenue recognized.  Costs are incurred for performance of each contract and compared to the estimated budgeted costs for that contract to determine a percentage of completion on the contract.  The contract value equals the value of the services to be performed under the contract as determined by aggregating the labor hours estimated to be incurred to perform the tasks in the contract at the agreed rates.  Contract value excludes the value of third-party and other pass-through costs.  As the work progresses, original estimates might be changed as a result of management’s regular contract review process.

Management regularly reviews the budget on each contract to determine if the budgeted costs accurately reflect the costs that the Company will incur for contract performance. The Company reviews each contract’s performance to date, current cost trends and circumstances specific to each contract.  The Company estimates its remaining costs to complete the contract based on a variety of factors, including:

•	Actual costs incurred to date and the work completed in incurring the actual costs;
•	The remaining work to be completed based on the timeline of the contract as well as the number of units remaining for certain tasks in the contract; and
•	Factors that could change the rate of progress of future contract performance.

Examples of factors included in the review process include patient enrollment rate, changes in the composition of staff on the project or other customer requirements.

Based on these contract reviews, the Company adjusts cost estimates. Adjustments to revenues resulting from changes in cost estimates are recorded on a cumulative basis in the period in which the revisions are made.  When estimates indicate a loss, such loss is provided in the current period in its entirety. While the Company routinely adjusts cost estimates on individual contracts, the Company’s estimates and assumptions historically have been accurate in all material respects in the aggregate. The Company expects the estimates and assumptions to remain accurate in all material respects in the aggregate in future periods.

        June 28, 2007

A contract amendment, which results in revisions to revenues and cost estimates, is recognized in the percentage-of-completion calculations beginning in the period in which the parties agree to the amendment. (See also Company Overview section of MD&A for a description of the contract amendment process.) Historically the aggregate value of contract amendments signed in any year represents 15% to 20% of annual sales, and, like sales, represents future revenues. Although the majority of the Company’s contract amendments relate to future services, the Company and its customers may execute contract amendments for services that the Company already has performed.  In these circumstances, revenue from these services is recognized in the current period.  Historically, the impact of such amendments on results of operations has not been material.

Under the Company’s policy, project teams are not authorized to engage in tasks outside the scope of the contract without prior management approval.  In some situations, management may authorize the project team to commence work on activities outside the contract scope while the Company and its customer negotiate and finalize the contract amendment.  When work progresses on unsigned, unprocessed contract amendments, the Company reviews the direct costs incurred, and, where material defers such costs on the balance sheet. In addition, the impact of such costs on the estimates to complete is considered and, where material, the estimates are adjusted. Historically, neither the deferred costs nor the impact on estimates have been material.

The Company believes that total costs constitute the most appropriate indicator of the performance of fixed price contracts because the costs relate primarily to the amount of labor hours incurred to perform the contract.  The customer receives the benefit of the work performed throughout the contract term and is obligated to pay for services once performed. Accordingly, the Company believes that an input measure of cost is a reasonable surrogate for an output measure under the proportional performance model and is consistent with the revenue recognition concepts of SAB 101.

As the Company provides services on projects, it also incurs third-party and other pass-through costs, which are reimbursable by its customers pursuant to the contract.  The revenues and costs from these third-party and other pass-through costs are reflected in the Company’s Consolidated Statements of Operations under the line items titled “Reimbursable Out-of-Pocket Revenues” and “Reimbursable Out-of-Pocket Costs”, respectively.

Direct Costs

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocated portion of indirect costs, which primarily include facilities-related costs and information systems costs. Labor costs represent over 80% of total direct costs with the allocated portion of indirect costs representing less than 10% of total. To determine the allocated portion of indirect costs, the Company calculates an allocation percentage based on the relationship between billable associate salaries and total salaries. The remaining indirect costs are allocated to SG&A.

        June 28, 2007

Because the Company’s business is labor intensive, direct costs historically have increased with an increase in net service revenues.  The Company, however, has not experienced any material variations in the relationship between direct costs and net service revenues for the fiscal years ended 2004, 2005 and 2006.  The following factors will cause direct costs to decrease as a percentage of net service revenues:

•	Higher utilization rates for billable employees; and
•	The ability to complete contracted work more efficiently than estimated by the Company.

The following factors will cause direct costs to increase as a percentage of net service revenues:

•	The occurrence of cost overruns from increased time to complete contract performance;
•	Increased costs due to higher-paid employees or contractors performing contract services; and
•	Pricing pressure from increased competition.

The Company does not expect that the foregoing factors will have a material impact on the historical relationship between direct costs and net service revenues.